Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

July 18, 2025

Mr. Nasreen Mohammed/Mr. Doug Jones/Ms. Rebekah Reed/Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Thoughtful Media Group Inc. (the “Company”)
Amendment No.10 to Registration Statement on Form S-1
Filed July 17, 2025
File No. 333-281589

Ladies and Gentlemen:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 24, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). We have filed an amendment No. 11 to the Form S-1 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 10 to Registration Statement on Form S-1 filed July 11, 2025

Capitalization, page 34

1.

You disclose elsewhere the Convertible Notes were issued and converted in June 2025. In view of this, please consider eliminating the pro forma as further adjusted bullet and column, and revise the pro forma as adjusted bullet and column to represent the issuance and conversion of the Convertible Notes.

Response: The Company has amended page 34 of the Amendment in response to the comments

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Kriangkrai Chaimongkol